EXHIBIT 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
July 6, 2015	NYSE:SLW

SILVER WHEATON REMAINS CONFIDENT IN BUSINESS STRUCTURE FOLLOWING RECEIPT OF CRA PROPOSAL LETTER

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that it has received a proposal letter dated July 6, 2015 (the “Proposal”) from the Canada Revenue Agency (the “CRA”) in which the CRA is proposing to reassess Silver Wheaton under various rules contained in the Income Tax Act (Canada).

The Proposal outlines CRA’s position that the transfer pricing provisions of the Income Tax Act (Canada) relating to income earned by our foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased for the 2005 to 2010 taxation years (the “Relevant Taxation Years”) by approximately Cdn$715 million (US$567 million). The issuance of the Proposal does not require the Company to pay any amount to the CRA at this time.

Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. Silver Wheaton intends to vigorously defend its tax filing positions and is now in the process of preparing its response to the Proposal.

“We remain confident in our business structure which we believe is consistent with that typically used by Canadian companies, including Canadian streaming companies, that have international operations,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton.

“Generally a company is taxable in Canada on its income earned in Canada, while non- Canadian income earned by foreign subsidiaries is not subject to Canadian income tax. However, with this Proposal, the CRA is seeking to tax, within Canada, streaming income earned outside of Canada by our foreign subsidiaries related to mines located outside of Canada,” added Smallwood.

Failing a resolution at the Proposal stage, the CRA may proceed to issue notices of reassessment for one or more of the Relevant Taxation Years. If the CRA reassesses Silver Wheaton on the basis outlined in the Proposal, and assuming that Silver Wheaton would be assessed taxes on the foreign subsidiaries’ income on the same basis as its Canadian income, Silver Wheaton currently estimates on a preliminary basis that it would be subject to federal and provincial tax of approximately US$150 million in respect of the Relevant Taxation Years. The Proposal also indicates that the CRA is seeking to apply transfer pricing penalties of approximately Cdn$72 million (US$57 million) in respect of the Relevant Taxation Years. The Proposal does not indicate the amount of interest or other penalties in respect of the Relevant Taxation Years. Further, taxation years subsequent to 2010 remain open to audit by the CRA.

Should Silver Wheaton receive a notice of reassessment from the CRA based upon the Proposal, we intend to file a notice of objection within the required 90 day period provided under the Income Tax Act (Canada). In such a circumstance, Silver Wheaton would be required to pay 50% of the reassessed amount of tax, interest and penalties. This amount, plus interest, would be refunded if the Company were ultimately successful in challenging a reassessment. Any notice of objection would be reviewed by the CRA’s Appeals Division. Silver Wheaton also has the right to appeal directly to the Tax Court of Canada 91 days after the date of filing of any notice of objection.

The timing for the Proposal process, the CRA appeals process and/or court process (if necessary following the issuance by CRA of any notices of reassessment), is uncertain. Regardless of the timing, Silver Wheaton intends to vigorously defend its tax filing positions.

Please refer to the attached Q&A for further details on the proposal letter.

Conference Call Details

A conference call will be held July 7, 2015, starting at 11:00am (Eastern Time) to discuss the contents of this news release. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	80922107
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until July 14, 2015. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	80922107
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 annual attributable production is approximately 43.5 million silver equivalent ounces[1], including 230,000 ounces of gold. By 2019, annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company's portfolio of low-cost and long-life assets, including gold and precious metal streams on Vale's Salobo mine and Hudbay's Constancia project.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

[1] Silver equivalent production forecast assumes a gold/silver ratio of 72:1.

Q&A – The CRA Proposal Letter

The following Q&A provides additional information on the CRA Proposal.

What is a proposal letter?

A proposal letter is not a reassessment but a letter which sets out the possible adjustments to the taxpayer’s income and the CRA’s reasons for a proposed reassessment.

Do we have to pay any amounts to the CRA now?

No, we are not required to pay any amounts to the CRA now.

When would we have to pay any amounts to the CRA?

If the CRA issues one or more notices of reassessment, and we object to such notices of reassessment, we would be required to pay 50% of the reassessed tax, interest and penalties. This amount would be refunded if we were ultimately successful in challenging the reassessment. If we do not object to the notice of reassessment, we will be required to pay the full reassessed amount.

For clarity, if CRA issues one or more notices of reassessment based on the Proposal, the Company intends to file notices of objection.

What further details can we provide on the Proposal?

The CRA is disputing our structure under which Silver Wheaton Corp.’s foreign subsidiaries buy and sell precious metal (silver and gold) in relation to streams on mines located outside of Canada and Silver Wheaton Corp. buys and sells silver and gold in relation to streams on mines located in Canada. In issuing the Proposal, the CRA is seeking to tax in Canada the income earned outside of Canada by our foreign subsidiaries. The Company continues to review and consider all of the implications of the Proposal and will vigorously defend its tax filing positions.

What interest and penalties may be applied by the CRA?

The Proposal indicates that the CRA is seeking to apply transfer pricing penalties of approximately Cdn$72 million (US$57 million) in respect of the Relevant Taxation Years. The CRA has not set out in the Proposal the amount of interest and penalties other than transfer pricing penalties that may apply on a notice of reassessment. Interest and penalties will only apply to the extent that the Company is required to pay reassessed tax. The Company remains confident in its business structure and tax filing positions.

What provisions of the Income Tax Act are referenced by the CRA in the Proposal?

The CRA has issued the Proposal based on the application of (i) Section 247(2) of the Income Tax Act (Canada) in respect of transfer pricing and (ii) Section 247(3) of the Income Tax Act (Canada) in respect of a transfer pricing penalty.

What are the next steps for us?

We intend to vigorously defend our tax filing positions and we are in the process of preparing our response to the Proposal. Failing a resolution at the Proposal stage, the CRA may proceed to issue notices of reassessment. We would have 90 days from the date of mailing of a notice of reassessment to file a notice of objection. Any notice of objection would be reviewed by the CRA’s Appeals Division. We would have the right to appeal directly to the Tax Court of Canada 91 days after the date of filing of any notice of objection.

Does management have a view on the outcome of responding to the Proposal or on objecting to a notice of reassessment?

Management believes that we have filed our tax returns and paid applicable taxes in compliance with Canadian tax law. We intend to vigorously defend our tax filing positions and we are in the process of preparing our response to the Proposal.

It is uncertain how long the Proposal process will take. Similarly, if the CRA issues any notices of reassessment, it is uncertain how long the CRA appeals and/or court process, if necessary, could take before ultimate resolution. The income tax provisions cited in the Proposal involve complex areas of the Income Tax Act (Canada) that have been subject to limited judicial interpretation. The application of these income tax provisions is also heavily dependent on the facts of each case. Therefore, the final outcome of any response to the Proposal and any objection to notices of reassessment resulting from the Proposal cannot be determined with any certainty, and there is, as with any appeals or court processes, risk of an unfavourable outcome. However we remain confident in our business structure and our tax filing positions.

How will this impact our ability to enter into new precious metal purchase agreements?

We do not anticipate any changes to our approach on new precious metal purchase agreements, given our confidence in our business structure and tax filing positions at this time. We believe that there continue to be strong and compelling reasons for mining companies to consider streaming transactions as an alternative source of funding and to enter into precious metal purchase agreements.

How does this Proposal impact other streaming companies in Canada?

We cannot comment on the specific manner in which other companies have structured their streaming operations. However, we believe that Silver Wheaton’s corporate structure is consistent with that typically used by Canadian companies, including Canadian streaming companies, that have international operations. With the Proposal, the CRA is seeking to tax within Canada streaming income earned outside of Canada by our foreign subsidiaries related to mines located outside of Canada.

What if we are unsuccessful in defending our tax filing positions?

We intend to vigorously defend our tax filing positions and stand behind our business structure. If we were ultimately unsuccessful in defending our filing positions, it would result in us having to pay the full amount of any reassessed tax, interest and penalties, which would have an adverse impact on our financial position.

Does management have a view on other taxation years?

The taxation years subsequent to 2010 are not under audit, however they remain open to audit by the CRA. Since the income tax provisions cited in the Proposal involve complex areas of tax law and the application of those income tax provisions is heavily dependent on the facts for each taxation year and the particular attributes of each streaming contract, we cannot speculate as to what the CRA position would be for those years. There is a risk that the CRA may take similar positions in those years as they have done in the Proposal and that such positions will result in the issuance of notices of reassessment for material amounts.

When will we provide a further update on this issue?

We believe in conservative and transparent disclosure. We anticipate providing further updates as and when we believe they are required and for certainty, we will provide further updates if and when the CRA issues one or more notices of reassessment.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to Silver Wheaton’s confidence in its business structure, Silver Wheaton’s response to the Proposal, the potential reassessment of Silver Wheaton’s tax filings by the CRA, Silver Wheaton’s position relating to any dispute with the CRA, the estimate of potential taxes, penalties and interest payable to the CRA, the impact of potential taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend potential reassessments if issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, the length of time it would take to resolve the Proposal or an objection to any reassessment, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “confident”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: differences in the interpretation or application of tax laws and regulations, Silver Wheaton’s interpretation of, or compliance with, tax laws, is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, Silver Wheaton is not assessed taxes on the foreign subsidiary’s income on the same basis that it pays taxes on its Canadian income, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: that Silver Wheaton will be successful in resolving the Proposal or challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the CRA, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

This release contains references to United States dollars and Canadian dollars. All amounts payable to CRA are payable in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Cdn$”. US dollar amounts have been converted from Canadian dollar amounts using the noon Bank of Canada exchange rate on July 6, 2015 of 0.7920.